Delisting Determination,The Nasdaq Stock Market, LLC,
October 27, 2014, ALCO Stores, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common shares of ALCO Stores, Inc.
(the Company), effective at the opening of the trading session on November 6, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staffs determination on October 13, 2014. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 22, 2014.